Exhibit 99.2

Arbe Appoints Assaf Pereg, CPA, as Chief Financial Officer

TEL AVIV, Israel, August 6, 2026 - Arbe Robotics Ltd. (Nasdaq: ARBE) (TASE: ARBE), a global leader in ultra-high-resolution radar solutions, today announced the appointment of Assaf Pereg, CPA, as the incoming Chief Financial Officer, effective August 30, 2026. Mr. Pereg succeeds Karine Pinto-Flomenboim, who will be departing the Company.

Assaf Pereg brings close to two decades of financial leadership experience with both public and private technology companies in Israel and internationally. He joins Arbe from Ibex Medical Analytics Ltd, where he served as SVP Finance. Prior to that, Mr. Pereg served as the Global VP Finance of Nano Dimension Ltd. (Nasdaq: NNDM), where he led the global finance organization. Previously, he served as Chief Financial Officer of Aquarius Engines Ltd. (TASE: AQUA), Become Technological Solutions Ltd., and CyberInt Technologies Ltd., and held senior finance roles at Top Image Systems Ltd. (Nasdaq: TISA) and Radcom Ltd. (Nasdaq: RDCM).

He began his career at PricewaterhouseCoopers. Mr. Pereg is a Certified Public Accountant (Israel) and holds an MBA in financial management and a B.A. in accounting and economics from Tel Aviv University.

Ram Machness, CEO of Arbe, commented, “We are delighted to welcome Assaf to Arbe’s management team. He joins at a pivotal point for the Company, as we move from development into scaled production and extend our radar technology into new markets beyond automotive. Assaf brings deep, hands-on financial experience with publicly listed companies, and that experience will be valuable as we continue to execute on our growth strategy. Finally, I would like to thank Karine for her valuable contribution to Arbe over the years and great partnership and wish her every success in her future endeavors.”

Assaf Pereg, incoming CFO of Arbe, added, “I am excited to be joining Arbe to lead its next phase of growth. Arbe has built a differentiated radar technology with significant potential, and is now at the stage where that technology is translating into commercial programs and growing revenue. I look forward to joining the Arbe team as we realize that potential.”

About Arbe

Arbe (NASDAQ: ARBE), a global leader in ultra-high-resolution radar solutions, is redefining radar as a core sensing platform for next-generation mobility and advanced sensing applications. Arbe’s complete radar technology stack includes proprietary automotive-grade RF transmitter and receiver chips, a high-definition radar processing chip, the Phoenix radar system with 2,304 virtual channels, and advanced AI algorithms that transform radar data into a perception-ready layer. By delivering an exceptional level of detail, real-time processing, and scalable system performance, Arbe enables OEMs, Tier-1s, and technology partners to build more capable perception systems for passenger vehicles, robotaxis, heavy machinery, defense, and additional advanced sensing markets.

Headquartered in Tel Aviv, Israel, Arbe also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include our ability to transition to a scaled production company, to expand our presence in Level 4 robotaxi, robotruck and autonomous commercial and off-road vehicle markets, and to advance OEM and Tier 1 programs, to successfully develop and market our products in various other markets including perimeter-security, and other defense initiatives and physical AI fields; whether and when we secure the orders we anticipate and the extent of any orders we receive in the various markets we are targeting; our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from terrorism and hostilities in Israel and with its neighboring countries including the effects of the continuing conflict with Hamas in Gaza despite the ceasefire and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any action Iran or Hezbollah may take against Israel in the event the ceasefires with Iran and Hezbollah end; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft & Kenny Green

EK Global Investor Relations

arbe@ekgir.com

+1 212 378 8040